

January 22, 2020

David Phipps
Chief Executive Officer
Orbsat Corp
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

Re: Orbsat Corp
   Registration Statement on Form S-1
   Filed January 16, 2020
   File No. 333-235947

Dear Mr. Phipps:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: F. Alec Orudjev